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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               M.S. Carriers, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    553533100
                                 --------------
                                 (CUSIP Number)

     William F. Riley III                                    Steven D. Pidgeon
Swift Transportation Co., Inc.                            Snell & Wilmer, L.L.P.
    2200 South 75th Avenue                                  One Arizona Center
    Phoenix, Arizona 85043                                Phoenix, Arizona 85004
        (623) 269-9700                                        (602) 382-6000

                  (Name, Address and Telephone Number of Person
            --------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                December 11, 2000
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 2 of 8 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Swift Transportation Co., Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    State of Nevada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     O shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,688,730 shares (1)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 shares
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,688,730 (1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

----------
(1) 2,688,730 shares of M.S. Carriers, Inc. common stock are subject to a Voting Agreement (as defined in Item 3) entered into by Swift Transportation Co., Inc. and Michael S. Starnes (discussed in Items 3 and 4 below). Swift Transportation expressly disclaims beneficial ownership of any of the M.S. Carriers common stock covered by the Voting Agreement. Based on the number of shares of M.S. Carriers common stock outstanding as of December 11, 2000 (as represented by M.S. Carrier in the Merger Agreement discussed in Items 3 and 4), the number of shares of M.S. Carriers common stock indicated represents approximately 24.1% of the outstanding shares of M.S. Carriers common stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 3 of 8 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value per share, of M.S. Carriers, Inc., a Tennessee corporation ("M.S. Carriers"). The principal executive offices of M.S. Carriers are located at 3171 Directors Row, Memphis, Tennessee 38131.

     The filing of this Statement shall not be deemed an admission that the Filing Person is the beneficial owner of any of the securities covered by this
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Swift Transportation Co., Inc., a Nevada corporation ("Swift Transportation").

     (b) The principal executive offices of Swift Transportation are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.

     (c) Swift Transportation is a major truckload carrier with operations throughout the United States.

     (d) Neither Swift Transportation, nor to Swift Transportation's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither Swift Transportation, nor to Swift Transportation's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(e).

     (f) To Swift Transportation's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

     Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Swift Transportation as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 11, 2000, Michael S. Starnes entered into a Voting Agreement with Swift Transportation (the "Voting Agreement"). Mr. Starnes entered into the Voting Agreement to induce Swift Transportation to enter into a Merger Agreement, dated as of December 11, 2000 (the "Merger Agreement"), among Swift Transportation, Sun Merger, Inc., a Tennessee corporation and wholly-owned subsidiary of Swift Transportation ("Merger Sub"), and M.S. Carriers. Swift Transportation paid no additional consideration to Mr. Starnes in connection with the execution and delivery of the Voting Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to, and subject to the conditions set forth therein (including approval by stockholders of Swift Transportation and M.S. Carriers), Merger Sub will merge with and into M.S. Carriers and M.S. Carriers will become a wholly-owned subsidiary of Swift Transportation (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into M.S. Carriers with M.S. Carriers remaining as the surviving corporation (the "Surviving Corporation").

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 4 of 8 Pages
-------------------                                            -----------------

     As a result of the Merger, each outstanding share of M.S. Carriers common stock, other than shares held in treasury by M.S. Carriers and shares owned by Merger Sub or Swift Transportation, if any, will be converted into the right to receive 1.7 shares of Swift Transportation common stock.

     M.S. Carriers will submit the Merger Agreement to its stockholders for adoption and approval prior to consummation of the Merger, as required by applicable law. In anticipation of this requirement, and as a condition to the execution and delivery of the Merger Agreement, Swift Transportation and Michael
S. Starnes entered into the Voting Agreement. The Voting Agreement covers 2,688,730 shares of M.S. Carriers common stock beneficially owned by Mr. Starnes, as well as any other voting securities of M.S. Carriers that are beneficially owned or held of record by Mr. Starnes or as to which Mr. Starnes has, directly or indirectly, the right to vote or direct the voting (collectively, the "Shares").

     Pursuant to the Voting Agreement, Mr. Starnes has agreed, at every M.S. Carriers stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted in favor of the approval of the Merger Agreement, the Merger and any action required in furtherance thereof. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms.

     Upon consummation of the Merger, (i) the certificate of incorporation and bylaws of the Merger Sub, as in effect immediately prior the effective time of the Merger, will become the certificate of incorporation and bylaws of the Surviving Corporation, (ii) the directors of the Merger Sub at the effective time will become the directors of the Surviving Corporation, and (iii) those persons specified in the schedules to the Merger Agreement will become the officers of the Surviving Corporation.

     Other than as described above, Swift Transportation does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Swift Transportation reserves the right to develop such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreement, Swift Transportation may be deemed to be the beneficial owner of 2,688,730 shares of M.S. Carriers common stock. Such shares constitute approximately 24.1% of the issued and outstanding shares of M.S. Carriers common stock based on the number of shares outstanding as of December 11, 2000 (as represented by M.S. Carriers in the Merger Agreement discussed in Items 3 and 4). Swift Transportation has the power to direct the voting of the Shares only with respect to the matters enumerated in the Voting Agreement. Therefore, the voting power over such Shares may be considered to be shared with Michael S. Starnes. However, Swift Transportation (i) is not entitled to any rights as a stockholder of M.S. Carriers as to the Shares other than as described above and (ii) disclaims any beneficial ownership of the Shares that are covered by the Voting Agreement.

     (c) To the knowledge of Swift Transportation, except as set forth herein, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of Swift Transportation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 5 of 8 Pages
-------------------                                            -----------------

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement, to the knowledge of Swift Transportation, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of M.S. Carriers, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.   AGREEMENT
-----------   ---------
              The following documents are filed as exhibits:

     1. Merger Agreement, dated as of December 11, 2000, among Swift Transportation Co., Inc., Sun Merger, Inc. and M.S. Carriers, Inc.

     2. Voting Agreement, dated as of December 11, 2000, among Swift Transportation Co., Inc., Sun Merger, Inc. and Michael S. Starnes.

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 6 of 8 Pages
-------------------                                            -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2000              SWIFT TRANSPORTATION CO., INC.

                                      By: /s/ William F. Riley III
                                          --------------------------------------
                                          Name:  William F. Riley III
                                          Title: Chief Financial Officer and
                                                 Senior Executive Vice President

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 7 of 8 Pages
-------------------                                            -----------------


                                   SCHEDULE A
       DIRECTORS AND EXECUTIVE OFFICERS OF SWIFT TRANSPORTATION CO., INC.


Name and Business Address                                                Present Position
-------------------------                                                ----------------
Jerry C. Moyes                                       Chairman of the Board and President of Swift Transportation
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043

William F. Riley III                                 Director, Chief Financial Officer and Senior Executive
Swift Transportation Co., Inc.                       Vice President of Swift Transportation
2200 South 75th Avenue
Phoenix, Arizona 85043

Rodney K. Sartor                                     Director and Executive Vice President of Swift Transportation
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043

Earl H. Scudder, Jr.                                 Director of Swift Transportation; President of Scudder Law
Scudder Law Firm, P.C., L.L.O.                       Firm
411 South 13th Street
Lincoln, Nebraska  68508

Kevin H. Jensen                                      Executive Vice President of Swift Transportation
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043

Patrick J. Farley                                    Executive Vice President of Swift Transportation
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona 85043

Alphonse E. Frei                                     Director of Swift Transportation; Chief Operating Officer
The Autom Company                                    of The Autom Company
5226 South 31st Place
Phoenix, Arizona  85040

Lou A. Edwards                                       Director of Swift Transportation
Swift Transportation Co., Inc.
2200 South 75th Avenue
Phoenix, Arizona  85043

-------------------                                            -----------------
CUSIP NO. 553533100                    13D                     Page 8 of 8 Pages
-------------------                                            -----------------


                                  EXHIBIT INDEX


EXHIBIT NO.    AGREEMENT
-----------    ---------

     1 Merger Agreement, dated as of December 11, 2000, among Swift Transportation Co., Inc., Sun Merger, Inc. and M.S. Carriers, Inc.

     2 Voting Agreement, dated as of December 11, 2000, among Swift Transportation Co., Inc., Sun Merger, Inc. and Michael S. Starnes.